Exhibit No. 2.4

AGREEMENT AND PLAN OF MERGER

OF

TRANSDIGM INC.

AND

FLUID REGULATORS CORPORATION

AGREEMENT AND PLAN OF MERGER, dated as of September 30, 2005 (this “Agreement”), by and between TransDigm Inc., a corporation organized and existing under the laws of the State of Delaware (“TransDigm”), and Fluid Regulators Corporation, a corporation organized and existing under the laws of the State of Ohio (“Fluid”), pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”) and Section 1701.80 of the Ohio General Corporation Law (the “OGCL”).

W I T N E S S E T H:

WHEREAS, TransDigm is a corporation duly organized and in good standing under the laws of the State of Delaware, and Fluid is a corporation duly organized and in good standing under the laws of the State of Ohio;

WHEREAS, TransDigm owns all of the issued and outstanding capital stock of Fluid; and

WHEREAS, the Boards of Directors of TransDigm and Fluid have each determined that it is advisable and in the best interests of their respective shareholders for Fluid to merge with and into TransDigm upon the terms and subject to the conditions herein provided.

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto agree as follows:

ARTICLE 1: Merger. Upon the filing of a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware and the filing of a Certificate of Merger with the Secretary of State of the State of Ohio (the “Effective Time”), Fluid shall be merged (the “Merger”) with and into TransDigm, and TransDigm shall be the entity surviving the Merger (TransDigm as the surviving entity is sometimes hereinafter referred to as the “Surviving Entity”).

ARTICLE 2: Governing Document, Board of Directors and Officers.

(a) The Certificate of Incorporation and Bylaws of TransDigm, as in effect immediately before the Effective Time, shall be the Certificate of Incorporation and Bylaws of the Surviving Entity until thereafter amended as provided by law and such Certificate of Incorporation and Bylaws.

(b) The Board of Directors of TransDigm immediately before the Effective Time will be the Board of Directors of the Surviving Entity, and the officers of TransDigm and Fluid immediately before the Effective Time will be the officers of the Surviving Entity, in each case until their successors are duly elected or appointed and qualified.

ARTICLE 3: Name. The name of the Surviving Entity shall be: “TransDigm Inc.”

ARTICLE 4: Effect of Merger on Shares of Common Stock of Fluid. Each share of common stock, par value $0.01 per share, of Fluid (the “Fluid Common Stock”), issued and outstanding immediately before the Effective Time shall be canceled and extinguished and shall cease to exist, and no cash, stock of TransDigm or other consideration shall be delivered or deliverable in exchange therefor. Each share of Fluid Common Stock held in the treasury of Fluid immediately before the Effective Time shall automatically be cancelled and extinguished and shall cease to exist, and no cash, stock of TransDigm or other consideration shall be delivered or deliverable in exchange therefor.

ARTICLE 5: Effect of Merger on Stock of TransDiem. The Merger shall have no effect on the capital stock of TransDigm and each issued and outstanding share of capital stock of TransDigm outstanding immediately before the Effective Time shall thereafter remain outstanding and shall represent one duly and validly issued and fully paid share of capital stock of the Surviving Entity.

ARTICLE 6: Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in Section 259 of the DGCL and 1701.82 of the OGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of TransDigm and Fluid shall vest in the Surviving Entity, and all debts, liabilities and duties of TransDigm and Fluid shall become the debts, liabilities and duties of the Surviving Entity.

ARTICLE 7. Address of Registered Agent in Delaware. The address of the registered office of the Surviving Entity in the State of Delaware is c/o Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The name of the registered agent at such address is Corporation Trust Company.

ARTICLE 8. Consent to Service of Process. Upon the Effective Time, the Surviving Entity acknowledges the right to be sued and served with process in the State of Ohio and irrevocably appoints the Secretary of State of the State of Ohio as its agent to accept service of process in any proceeding in the State of Ohio to enforce against the Surviving Entity any obligation of Fluid.

ARTICLE 9. Further Assurances; Authorization. If, at any time after the Effective Time, the Surviving Entity shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Entity its right, title or interest in, to or under any of the rights, properties or assets of TransDigm or Fluid acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the Board of Directors and officers of the Surviving Entity shall be authorized to execute and deliver, in the name and on behalf of TransDigm and Fluid, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of TransDigm and Fluid, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Entity or otherwise to carry out this Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

TRANSDIGM INC., a Delaware corporation

By:	/s/ W. Nicholas Howley
Name: W. Nicholas Howley
Title: Chief Executive Officer

FLUID REGULATORS CORPORATION, an Ohio corporation

By:	/s/ W. Nicholas Howley
Name: W. Nicholas Howley
Title: Chief Executive Officer